UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 17, 2008

EXPRESSJET HOLDINGS, INC.
(Exact name of registrant as specified in its charter)



Delaware	**1-31300**	**76-0517977**
(*State or other jurisdiction of incorporation)*	*(Commission File Number)*	*(IRS Employer Identification No.)*

700 North Sam Houston Parkway West, Suite 200
Houston, Texas
(Address of principal executive offices)

77067
(Zip Code)

832-353-1000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   Entry into a Material Definitive Agreement.

Item 5.02   <u>Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers</u>

On March 17, 2008, we entered into an agreement with Hayman Investments, L.L.C., Hayman Advisors, L.P., Hayman Capital Master Fund, L.P. and J. Kyle Bass (collectively, "Hayman"), pursuant to which we agreed to increase the size of our board of directors from 8 to 9 and appoint Andrew N. Jent, the president of Hayman, as a Class II director of the Board and as a member of the Audit Committee and any special committee. In addition, the agreement provides that William F. Loftus will immediately be entitled to attend board meetings as an observer and, upon Hayman's written request prior to September 2008, we will increase the size of the board from 9 to 10 directors and appoint Mr. Loftus as a Class III director. In the event that either Mr. Jent or Mr. Loftus is removed, resigns or is otherwise unable to serve as a director, Hayman is entitled to designate another person to fill the vacated position. We also agreed that the board will nominate and support Mr. Jent for election at the 2009 annual meeting of stockholders. Hayman agreed to file an amendment to its Schedule 13D, immediately cease efforts related to any proxy solicitation and withdraw its own nominations to the board for the 2008 annual meeting.

Hayman also agreed to vote all of its shares of our common stock in favor of the current members of the board nominated for reelection at the 2008 and 2009 annual meetings. Additionally, Hayman has entered into a standstill agreement whereby it will not engage or in any way participate in, directly or indirectly, any solicitation of proxies or consents, whether or not relating to the election or removal of directors; seek to advise, encourage or influence any person with respect to the voting of any of our common stock; seek, alone or in concert with others, election to, or propose the nomination of any candidate to, the board; initiate, propose or otherwise solicit for the approval of stockholder proposals; or seek or propose to influence or control the management or policies of ExpressJet. Further, we each agreed not to make any public statements that may reasonably be understood to be disparaging of any of the other parties or any of their respective partners, members directors, officers, employees or agents. We will reimburse Hayman for their actual out-of-pocket fees and expenses in connection with their activities related to the nomination and election of directors, not to exceed $100,000 in the aggregate.

Prior to joining Hayman Advisors in January 2008 as President, Mr. Jent (age 38) was a Principal from April 2007-December 2007 at CXO, LLC, an international crisis management and turnaround firm. Prior to that, Mr. Jent served as a Senior Director of CXO from January 2003-March 2007. Mr. Jent has over 17 years of experience developing and implementing strategies to maximize corporate value, including corporate turnarounds, financial reorganizations and asset sales, and advisory and interim management engagements. Additionally, Mr. Jent has held positions of responsibility with portfolio companies of several private equity firms, including Hicks Muse, Warburg Pincus, Willis Stein, Fleet Equity Partners, and Burr Egan Deleage. Mr. Jent earned his Bachelor's Degree in Business Administration with an emphasis in Finance from Texas Christian University.

Mr. Loftus (age 69) currently serves as a Managing Director for the LoftusGroup LLC, a management and consulting firm. Prior to founding the LoftusGroup in 1999, he held senior executive positions in several Fortune 100 companies and served as Senior Vice President and Chief Financial Officer of USAir Inc. His recent consultant assignments have included positions as Chief Executive Officer, Chief Financial Officer and Chief Restructuring Officer in numerous situations, including serving as Executive Vice President and Chief Financial Officer for Hawaiian Airlines. Mr. Loftus earned degrees from Yale University (BA), University of Michigan Law School (JD), New York University Law School (LLM) and Harvard Business School (CFM).

Mr. Jent and, upon his election to the board, Mr. Loftus will each be compensated for their service on the board on the same terms as other directors. In addition, pursuant to our agreement with Hayman, we have entered into a consulting agreement with the LoftusGroup for Mr. Loftus to receive up to $2,800 per day in compensation for preparing for, traveling to and attending meetings of the board and for such other consulting services as the board may request. Further, any additional consultants or associates employed by the LoftusGroup that the board engages as consultants will receive up to $2,000 and $1,200 per day, respectively, as well as reimbursements for travel, lodging and meal expenses they may incur in the performance of their service to the board.

The foregoing description of the agreement with Hayman is qualified in its entirety by reference to the full text of the agreement, which is attached as Exhibit 10.1 hereto.

The foregoing description of the consulting agreement with the LoftusGroup is qualified in its entirety by reference to the full text of the agreement, which is attached as Exhibit 10.2 hereto.

In connection with the foregoing, we issued a press release which is attached as Exhibit 99.1 hereto.

Item   9.01   <u>Financial Statements and Exhibits</u>

    (d) Exhibits

10.1 Agreement by and among the Company, Hayman Investments, L.L.C., Hayman Advisors, L.P., Hayman Capital Master Fund, L.P. and J. Kyle Bass dated March 17, 2008.

10.2 Consulting Agreement by and among the Company and William F. Loftus dated March 17, 2008.

99.1   Press Release dated March 17, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EXPRESSJET HOLDINGS, INC.
(Registrant)

Date: March 19, 2008

/s/Scott R. Peterson
Scott R. Peterson
Vice President

EXHIBIT INDEX

10.1   Agreement by and among the Company, Hayman Investments, L.L.C., Hayman Advisors, L.P., Hayman Capital Master Fund, L.P. and J. Kyle Bass dated March 17, 2008.

10.2   Consulting Agreement by and among the Company and William F. Loftus dated March 17, 2008.

99.1   Press Release dated March 17, 2008.